LEVY & DRONEY, P. C.

Pond View Corporate Center

74 Batterson Park Road

Farmington, CT 06032

April 27, 2007

Kristen Lochhead, Staff Accountant

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:  DiaSys Corporation – SEC File No. 1-16285

Dear Ms. Lochhead:

This letter is in response to your letter of April 27, 2007 addressed to Mr. Gregory Witchel, formerly Chief Executive Officer of DiaSys Corporation (the “Company”).  This firm represents DiaSys Corporation.

Your single comment was addressed to the Company’s Form 8-K dated April 24, 2007 (filed April 25, 2007) and specifically to Item 4.01 Changes in Registrant’s Certifying Accountant as follows: “Please tell whether there were any consultations with your new accountants up to and through the date of the engagement. If so, please revise to make disclosure of such consultations. Please refer to Item 304 (a)(2) of Regulation S-K.”

Prior to the preparation and filing of the 8-K, I reviewed with management the requirements of Item 304(a)(2), including specifically the need to disclose discussions of the nature set forth in Item 304(a)(2) .  Management advised that no such discussions took place.

The requested Company acknowledgement statement is furnished with this letter.

Please advise if you have further comments or concerns.

Sincerely yours,

S/RICHARD T. KEPPELMAN

Richard T. Keppelman

cc: Jeffrey B. Aaronson